FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, California 94403-1906

April 29, 2010

Filed via EDGAR (CIK #0000757010)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	FRANKLIN TAX-FREE TRUST (Registrant)
File Nos. 002-94222 and 811-04149

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment to the Registrant's Registration Statement on Form N-1A, (the Amendment). The Amendment was filed with the Commission on April 29, 2010 (Accession No. 0001379491-10-000155) pursuant to Rule 485(a) under 1933 Act, in order to bring the financial statements and other information up to date as required by the federal securities laws, and to comply with the amendments to Form N-1A requiring a summary section at the front of the statutory prospectus.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) the filing inadvertently did not include the Facing Page and Part C; and 2) because the filing has not yet become effective.

If you have any questions, please contact David P. Goss at (650) 312-5824.

Sincerely,

FRANKLIN TAX-FREE TRUST

/s/ David P. Goss

Senior Associate General Counsel

DPG:rs